                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                        For the month of December 8, 2000
                                         ------------

                            DF China Technology Inc.
                               (Registrant's name)


               8th Floor, North Wing, Kwai Shun Industrial Centre
                      51-63 Container Port Road, Kwai Chung
                        New Territories, Hong Kong, China
                    (Address of principal executive offices)



         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                        Form 20-F  X         Form 40-F
                                 ----                 ----

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                        Yes                No   X
                            ----              ----

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________]

1. Attached for filing are the unaudited, interim, consolidated financial statements of the registrant, DF China Technology Inc., and its subsidiaries for the six months ended September 30, 2000.

2. The following sets forth a press release issued on December 8, 2000, by DF China Technology, Inc.

             DF CHINA TECHNOLOGY BEGINS TO ESTABLISH 3D CINEMA CHAIN

(Hong Kong, December 8, 2000) - DF China Technology Inc. (DFCT) has signed contracts in Guangdong Province, PRC, as the first step in establishing a 3D mini cinema chain in mainland China. Through ChangsVision, a DFCT subsidiary, the company plans to supply 150,000 mini cinemas with 3D technology and generate estimated gross revenue of US$500 million per year, according to DFCT Chairman and CEO Horace Yao.

         "Part of the 3D imaging technology marketed by ChangsVision is currently the most advanced in the world," says Mr. Yao. The technology has been developed by Prof. Li Chang, the leading scientist in 3D imaging technology in China. He holds more than 20 international patents in our targeted markets.

         In China there are reportedly 500,000 mini cinemas, most of which show general films. ChangsVision aims to reach one-third of these cinemas within three years, providing 3D converting equipment and hardware such as set-top boxes, 3D spectacles and, eventually, 3D video programs produced by the company. Mini cinemas can use the set-top box to surf the Internet at a speed, 300 times faster than telephone dial-up speed.

         DFCT first entered the high-tech arena in early 2000 when it joined efforts with Tianjin 3D Image Technique Co Ltd. to develop a prototype set-top-box with built-in 3D display circuitry and software package featuring 3-D imagery for DFCT's business-to-business e-commerce platform. Mini cinemas offer a second potentially lucrative market for the 3D set-top box package.

         DF China Technology, Inc. (DFCT) is a Nasdaq-listed, Hong Kong-based company engaged in multiple business ventures with Dransfield Holdings Limited, a Hong Kong-based investment holding company (HKSE code: 632) with interests in paper and related personal products; logistical services; and food and beverage. Dransfield Holdings is also a major shareholder of DF China Technology Inc.

         The above is a forward-looking statement. Many factors could cause actual results to differ materially from those projected. Such factors include, inter alia, delay in producing 3D titles, delay in organizing our distribution channel and a marketing team adequate to cover targeted number of cinemas, delay in obtaining needed licenses, ticket price not easily affordable by the masses, change in laws relating to the film industry in China and technological changes which may adversely affect our market share.

                                      -End-


3. The following sets forth a press release issued on December 15, 2000, by DF China Technology, Inc.

                   DF CHINA TECHNOLOGY EXPANDS REVENUE SOURCES
                           THROUGH RECENT ACQUISITION

         (Hong Kong, December 15, 2000) - DF China Technology Inc. (Nasdaq:
DFCT), through its recent acquisition of a 21% stake in Tianjin 3D Image Technique Co Ltd., begins to expand its revenue sources.

         "ChangsVision Inc., a subsidiary of DFCT, has been nominated to become the global marketing arm of Tianjin 3D Image Technique Co Ltd. The scope of ChangsVision's marketing activities shall include distribution of 3D converting equipment and hardware such as set-top-boxes, 3D spectacles and eventually extend to educational and leisure fields," says Ken Mak, CEO of ChangsVision.

         ChangsVision has set a five-year marketing timetable with five initial revenue streams:

         1. Distribution of 3D converting equipment and 3D video programs to mini cinema chains in China. This effort has commenced in late October.

         2. Hardware sales such as 3D spectacles to mini cinemas and other customers on a recurring basis.

         3. 3D corporate video and 54" 3D back projection system which effort will commence in January after the launch of the world's first 3D corporate video, set for completion in January 2001.

         4. Advertising and e-commerce will start a year from March 2001 when distribution of 3D video programs to mini cinemas and specialty institutions such as universities will have reached a critical mass.

         5. Distribution of 3D educational and entertainment programs will commence once a critical mass of users has been built up from the four models above. This will probably commence in two years' time.

         "Our initial marketing effort should be focused on making China a success, then expand to the global market," explains Mr Mak.

         The investment in Tianjin 3D Image Technique Co Ltd. provides a second stream of revenue for DFCT. "More importantly, 3D mini cinema chain will provide a cost effective channel of distribution and exposure opportunities for many of the Fast Moving Consumer Products which Dransfield is developing," remarks Mr Horace Yao, Chairman & CEO of DFCT.

         DF China Technology, Inc. (DFCT) is a Nasdaq-listed, Hong Kong-based company engaged in multiple business ventures with Dransfield Holdings Limited, a Hong Kong-based investment holding company (HKSE code: 632) with interests in paper and related personal products; logistical services; and food and beverage. Dransfield Holdings is also a major shareholder of DF China Technology Inc.

         The above is a forward-looking statement. Many factors could cause actual results to differ materially from those projected in the statement. Such factors include, but are not limited to delay in producing 3D titles, delay in organizing our distribution channel and a marketing team adequate to cover targeted cinemas, delays in obtaining needed licenses, ticket price which may not be easily afforded by the masses, change in laws relating to the film industry in China and rapid technological changes which may adversely affect our market share.

                                      -End-

4. The following changes in executive directors and officers of the company have taken place. Warren Ma resigned as executive director of the company on November 30, 2000. Andy Pang resigned as executive director of the company effective December 31, 2000. Richard Lum was appointed executive director of the company effective December 21, 2000.




                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            DF CHINA TECHNOLOGY INC.



                                            By:  /s/ Thomas J. Kenan
                                               --------------------------------
                                               Thomas J. Kenan, Director


Date:  December 22, 2000

                    DF CHINA TECHNOLOGY INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                  AS OF MARCH 31, 2000 AND SEPTEMBER 30, 2000


       (Amounts in thousands, except number of shares and per share data)


                                                                         (Unaudited)
                                           Notes       3/31/00       9/30/00       9/30/00
                                                         HK$           HK$           US$
                                                     ----------    ----------    ----------
ASSETS
Current assets
     Cash and bank balances                               1,710         2,235           286
     Accounts receivable, net                                41         1,516           195
     Inventories, net                        4            2,147         4,011           514
     Prepaid expenses                                     1,137         3,094           397
     Income tax recoverable                                  92             9             1
                                                     ----------    ----------    ----------
Total current assets                                      5,127        10,865         1,393
Fixed assets                                            200,909       203,766        26,124
Interest in associated company                               --        12,936         1,658
Loan to a related company                                14,350            --            --
Deposit for fixed assets                                  4,397         3,661           469
Other assets                                                200           200            26
                                                     ----------    ----------    ----------
                                                        224,983       231,428        29,670
                                                     ==========    ==========    ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
     Accounts payable                                        65         1,354           174
     Accrued liabilities                                  3,870         4,476           573
     Due to a minority shareholder                           --            --            --
Total current liabilities                                 3,935         5,830           747
Due to holding company                       5               --         2,071           266
Loan from a related company                              14,350            --            --
                                                     ----------    ----------    ----------
                                                         18,285         7,901         1,013
                                                     ==========    ==========    ==========
Shareholders' equity:
Common Stock, no par value,
     40,000,000 shares authorized;
     19,916,218 shares issued,                          225,001        241,919       31,015
     and fully paid up
Unpaid subscription receivable                           (3,835)           --            --
Contributed surplus                          6            4,277         4,673           599
Accumulated deficit                                     (18,745)      (23,065)       (2,957)
Total shareholders' equity                              206,698       223,527        28,657
                                                     ----------    ----------    ----------
Total liabilities and shareholders' equity              224,983       231,428        29,670
                                                     ==========    ==========    ==========



             The accompanying notes form an integral part of these
                      consolidated financial statements.

                    DF CHINA TECHNOLOGY INC. AND SUBSIDIARIES

                  CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

       FOR THE SIX MONTHS ENDED SEPTEMBER 30, 1999 AND SEPTEMBER 30, 2000

       (Amounts in thousands, except number of shares and per share data)


                                                       Three Months Ended September 30       Six Months Ended September 30
                                             Notes
                                                      1999         2000         2000         1999        2000          2000
                                                       HK$          HK$          US$          HK$         HK$           US$
                                                   ----------   ----------   ----------   ----------   ----------   ----------
Net sales :
     Hygienic paper
     - third parties                                       --        2,343          300           --        4,504          577
     - fellow subsidiaries                                136            4            1          316            4            1
     Other paper products to third parties                265          437           56          501          783          100
                                                   ----------   ----------   ----------   ----------   ----------   ----------
                                                          401        2,784          357          817        5,291          678

Cost of sales:
     Hygienic paper                                      (136)      (1,837)        (236)        (316)      (3,906)        (501)
     Other paper products                                (261)        (416)         (53)        (450)        (741)         (95)
                                                   ----------   ----------   ----------   ----------   ----------   ----------
                                                         (397)      (2,253)        (289)        (766)      (4,647)        (596)

Gross profit                                                4          531           68           51          644           82

Selling, general and administrative
expenses
     - third parties                                     (761)      (1,801)        (231)      (1,726)      (3,828)        (491)
     - fellow subsidiaries                               (395)        (433)         (56)        (848)        (856)        (110)
                                                   ----------   ----------   ----------   ----------   ----------   ----------
                                                       (1,156)      (2,234)        (287)      (2,574)      (4,684)        (601)

Interest income                                            --           --           --           --            1           --
Interest expense                                           --           --           --           --           --           --
                                                   ----------   ----------   ----------   ----------   ----------   ----------
                                                           --           --           --           --            1           --

Other income / (expenses)
     - compensation from supplier                          --           --           --           --           --           --
     - loss on disposal of subsidiaries                    --           --           --           --           --           --
     - corporate promotion expenses            7          (57)         (74)          (9)        (151)        (300)         (38)
     - others                                              18           17            2           36           19            2
                                                   ----------   ----------   ----------   ----------   ----------   ----------
                                                          (39)         (57)          (7)        (115)        (281)         (36)

Loss before income taxes                               (1,191)      (1,760)        (226)      (2,638)      (4,320)        (555)

Provision for income taxes                     3
     - Current                                             --           --           --           --           --           --
     - Deferred                                            --           --           --           --           --           --
                                                   ----------   ----------   ----------   ----------   ----------   ----------
                                                           --           --           --           --           --           --
                                                   ----------   ----------   ----------   ----------   ----------   ----------

Net loss                                              (1,191)      (1,760)        (226)       (2,638)      (4,320)        (555)
                                                   ==========   ==========   ==========   ==========   ==========   ==========

Basic net loss per share (cents)               8        (7.64)       (8.84)       (1.13)     (16.93)       (21.69)       (2.79)
                                                   ==========   ==========   ==========   ==========   ==========   ==========

Shares used in computation of
basic loss per share                               15,585,000   19,916,218   19,916,218   15,585,000   19,916,218   19,916,218
                                                   ==========   ==========   ==========   ==========   ==========   ==========


             The accompanying notes form an integral part of these
                       consolidated financial statements.

                   DF CHINA TECHNOLOGY INC. AND SUBSIDIARIES

          CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
       FOR THE SIX MONTHS ENDED SEPTEMBER 30, 1999 AND SEPTEMBER 30, 2000

       (Amounts in thousands, except number of shares and per share data)


                                                         Six months Ended September 30
                                                         1999         2000        2000
                                                          HK$          HK$         US$
Net cash provided by operating activities                 223          326          42

Cash flows from investing activities:
     Acquisition of fixed assets                         (462)        (145)        (19)
     Acquisition of further interest in a subsidiary       --           --          --
     Proceeds from disposal of subsidiaries                --           --          --
                                                        -----        -----         ---
Net cash used in investing activities                    (462)        (145)        (19)
                                                        -----        -----         ---

Cash flows from financing activities:
     Advances from holding company                      1,851           --          --
     Repayment of loan to holding company                  --       (3,157)       (405)
     Repayment of loan to a minority shareholder         (894)          --          --
     New issue of common stock                             --        3,501         449
     Bank loans and overdrafts, secured                    --           --          --
                                                        -----        -----         ---
Net cash provided by financing activities                 957          344          44
                                                        -----        -----         ---

Net (decrease) in cash and cash equivalents               718          525          67

Cash and cash equivalents, at beginning
     of period                                          1,203        1,710         219
                                                        -----        -----         ---

Cash and cash equivalents, at end of period             1,921        2,235         286
                                                        =====        =====         ===


             The accompanying notes form an integral part of these
                       consolidated financial statements.

                    DF CHINA TECHNOLOGY INC. AND SUBSIDIARIES



             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                   FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2000

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)

1.       BASIS PRESENTATION

         The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of the management, all adjustments (consisting of normal recurring accruals) considered necessary for a presentation have been included. Operating results for the six months period ended September 30, 2000 are not necessarily indicative of the results that may be expected for the year ending March 31, 2001. For further information, refer to the consolidated financial statements and footnotes thereto for the year ended March 31, 2000 included in the previous Registration Statement.

2.       FOREIGN CURRENCY EXCHANGE

         The financial information has been prepared in Hong Kong dollars ("HK$"), the official currency of Hong Kong. Solely for the convenience of the reader, the financial statements have been translated into United States dollars ("US$") prevailing on September 30, 2000 which was US$1.00 = HK$7.8. No representation is made that the Hong Kong dollar amounts could have been, or could be, converted into US$ at that rate or any other certain rate on September 30, 2000.

3.       INCOME TAXES

         The Company was incorporated in the British Virgin Islands and, under current law of the British Virgin Islands, is not subject to tax on income or on capital gains.

         Any income arising in and deriving from business carried on in Hong Kong is subject to Hong Kong tax. No tax is charged on dividends received and capital gains earned.

                    DF CHINA TECHNOLOGY INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                   FOR THE SIX MONTHS ENDED SEPTEMBER 30, 1999

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)

3.       INCOME TAXES (continued)

         Guangzhou Dransfield Paper Limited, a co-operative joint venture formed in the PRC in which the Company has a 100% interest, and Jiangsu Dransfield Paper Co. Ltd. ("JDP"), a wholly foreign owned venture formed in the PRC in which the Company has a 80% interest, are subject to PRC income taxes at the applicable tax rate of 33% for Sino-foreign joint venture enterprises. These two ventures are eligible for full exemption from joint venture income tax for the first two years starting from its first profitable year of operations followed by a 50% deduction from the third to fifth year. Under the Income Tax Law applicable to Sino-foreign joint ventures, no PRC income tax was levied on the above companies as they have either not commenced operation or just commenced operation as at September 30, 2000.

         Total income tax expense differs from the amount computed by applying Hong Kong statutory income tax rate of 16% (1999: 16%) to income before taxes as follows:

                                                                            (Unaudited)
                                                                    Six months ended September 30
                                                                  1999         2000         2000
                                                                   HK$          HK$          US$
                                                               ----------   ----------   ----------
Computed expected income taxes                                         --           --           --
Non-deductible losses of subsidiaries                                  --           --           --
Valuations allowance                                                   --           --           --
                                                               ----------   ----------   ----------
                                                                       --           --           --
                                                               ==========   ==========   ==========

         Deferred tax asset is comprised of the following :


                                                                          (Unaudited )
                                                                 3/31/00     30/09/00     30/09/00
                                                                   HK$          HK$          US$
                                                               ----------   ----------   ----------
Tax losses carried forward                                          1,474        2,165          278
Valuations allowance                                               (1,474)      (2,165)        (278)
                                                               ----------   ----------   ----------
                                                                       --           --           --
                                                               ==========   ==========   ==========

                    DF CHINA TECHNOLOGY INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                       Six Months ended September 30, 2000

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)

4.       INVENTORIES, NET

         Inventories are comprised of:

                                                        (Unaudited)
                                             3/31/00       9/30/00       9/30/00
                                               HK$           HK$           US$
                                           ----------    ----------    ----------
Raw materials                                   1,470         2,860           366
Finished goods                                  1,798         1,751           224
Less: Allowance for obsolescence               (1,121)         (600)          (76)
                                           ----------    ----------    ----------
Inventories, net                                2,147         4,011           514
                                           ==========    ==========    ==========


5.       DUE TO HOLDING COMPANY

         The long term liability balance, which is used to finance the Group's capital investment, is unsecured and interest-free. The holding company has agreed that it will not demand payment of the amount prior to October 1, 2001.

6.       CONTRIBUTED  SURPLUS

         The amount represents a net compensation of HK$1,530 (US$198) from a minority shareholder, which was accounted for as a capital transaction in 1998, and stock compensation expenses of HK$1,184 (US$153), HK$939 (US$121) and HK$624 (US$80) recognized for the years ended March 31, 1998, 1999 and 2000 respectively. And, HK$396 (US$51) recognized as stock compensation for the six months ended September 30, 2000.

7.       CORPORATE PROMOTION EXPENSES

         The Company became a listed company on Nasdaq in April 1997. An amount of approximately HK$300(US$38) has been incurred and expended during the six months period to September 30, 2000 for corporate expenses incurred in relation to various expenses associated with reporting, communicating to shareholders and investors and the maintenance costs associated with the various compliance filings as required by various authorities.

                    DF CHINA TECHNOLOGY INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                       Six Months ended September 30, 2000

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)

8.       LOSS PER SHARE

         In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings Per Share" In accordance with this statement, the Company changed the method previously used to computed net income/loss per share and restated all prior periods presented.

         Basic net income/loss per share is computed using the weighted average number of common shares outstanding during the periods. Diluted net income/loss per share is computed using the weighted average number of common and potentially dilutive common shares during the periods, except those that are antidilutive.

         The basic net loss per share for the six months ended September 30, 1999 and 2000 were computed by dividing net loss applicable to common stock, by the weighted average number of 15,585,000 and 19,916,218 shares of common stock, respectively, which were outstanding during the two years on the assumption that the 9.3 million shares of common stock issued to DHL upon the effectiveness of the merger had existed at April 1, 1996.

         The effect of employee stock options, warrants and the preferred stock outstanding during the two periods is anti-dilutive.



9.       FINANCIAL INSTRUMENTS

         The carrying amount of the Company's cash and bank balances approximate their fair value because of the short maturity of those instruments. The carrying amount of the Company's borrowing approximate their fair value based on the borrowing rates currently available for borrowings with similar terms and average maturities, except for the loans from holding company, which, due to their nature, the fair value is not determinable.

                    DF CHINA TECHNOLOGY INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                       Six Months ended September 30, 2000

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)


10.      CONCENTRATION OF RISK

         Concentration of credit risk :

         The Group's principal activities are distribution of fine paper and paper handkerchiefs. The Group has long standing relationships with most of its customers. The Group performs ongoing credit evaluation of its customers' financial conditions and, generally does not require collateral.

         The allowance for doubtful accounts the Group maintains is based upon the expected collectibility of all accounts receivable.

         Current vulnerability due to certain concentrations:

         The Group has investments in the PRC. The value of the Group's investment may be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for the past 18 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC's political, economic and social life. There is also no guarantee that the PRC government's pursuit of economic reforms will be consistent or effective.